

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re:** **Bauman Estate Planning, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 25, 2012**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page F-8 that your current fiscal year end is September 30; however, your EDGAR profile currently states that your fiscal year end is June 30. Please revise your EDGAR profile accordingly.

2. Given your disclosure on page F-8 that your current fiscal year end is September 30, please revise the financial statements currently included in your filing to present audited financial statements as of September 30, 2010 and September 30, 2011, and for the period from the date of inception on August 27, 2010 to September 30, 2010, the year ended September 30, 2011 and the period from the date of inception on August 27, 2010 to September 30, 2011. Given your status as a development stage company, please ensure that you present a statement of stockholders' (deficit) equity that includes all activity from your inception through September 30, 2011. Refer to ASC 915-215-45-1.

3. Please include interim financial statements for the period ended December 31, 2011, including the period from the date of inception on August 27, 2010 to December 31, 2011. Given your status as a development stage company, please ensure that you present a statement of stockholders' (deficit) equity that includes all activity from your inception through December 31, 2011. Refer to ASC 915-215-45-1. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis . . . , page 12

Plan of Operation, page 12

4. We note your response to comment four of our letter dated January 3, 2012, and we reissue the comment in part.

- In the first paragraph of Note A on page F-17, you still state that you have no operations to date. Please revise this statement to accurately reflect the status of your operations for the period covered by the financial statements to which the note relates.

- You now disclose that you will advertise locally and nationally through your website. Please disclose, if true, that you do not currently have a website. Please also disclose the estimated timetable for developing your website and how you expect to generate traffic, locally and nationally, to your website. If you currently have a website, please disclose the address for the website as well as whether it is currently operable in the manner in which you intend to use it.

- Please explain how you expect to support a national estate planning operation. In this regard, we note you have two part time employees and minimal revenues. Additionally, we note you currently outsource legal work to two attorneys. Please disclose how you plan to outsource legal work for the different jurisdictions you expect to be a part of your national estate planning operation.

Certain Relationships and Related Party Transactions, page 18

5. In response to comment eight of our letter dated January 3, 2012, it appears as if you revised your disclosures for the price at which shares were issued to Mr. Bauman rather than the price at which shares were issued to Ms. Scott. In this regard, we note on pages 18, F-9, and F-17, you state that you issued shares of common stock to Mr. Bauman at $0.001 per share in consideration of $5,900. On page II-1, you state that you issued shares of common stock to Ms. Scott at $0.00065 per share. Please revise these disclosures on pages 18, F-9, F-17, and II-1 to state, if true, that you issued the shares to Mr. Bauman at $0.00065 per share and that you issued the shares to Ms. Scott at $0.001 per share.

Exhibit 23.1

6. We note your response to comment 13 of our letter dated January 13, 2012. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.